February 5, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Re:	LogicMark, Inc.

File No. 333-284135

Registration Statement on Form S-1, as amended

Withdrawal of Acceleration Request

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on January 31, 2025, in which LogicMark, Inc. (the “Registrant”) requested the acceleration of the effective date of the above-referenced registration statement on Form S-1, as amended (the “Registration Statement”), for February 5, 2025, at 5:00 p.m. Eastern Time, or as soon as thereafter possible in accordance with Rule 461 under the Securities Act of 1933, as amended. The Registrant is no longer requesting that the Registration Statement be declared effective at such time and hereby formally withdraws such request for acceleration of such effective date at such time.

Sincerely,

LogicMark, Inc.

By:	/s/ Mark Archer
Mark Archer
Chief Financial Officer

cc:	Chia-Lin Simmons, LogicMark, Inc.
David E. Danovitch, Sullivan & Worcester LLP
Michael DeDonato, Sullivan & Worcester LLP Hermione Krumm, Sullivan & Worcester LLP